Exhibit (a)(3)

[Duke Logo]

May 6, 2010

Dear Eligible Associate,

Enclosed please find the following documents related to the voluntary, one-time Stock Option Exchange Program (the “Exchange Program”) recently approved by the Company’s stockholders:

•	The Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, as filed with the U.S. Securities and Exchange Commission on May 6, 2010 (the “Offer to Exchange”); and

•

A customized Individual Stock Option Exchange Schedule, which lists details regarding your eligible options, applicable exchange ratios, number of new restricted stock units (“RSUs”) to be granted in exchange for your surrendered options, and the vesting dates of the new RSUs.

•	An Election Form, which includes an Agreement to Terms of Election.

Our goal with the Exchange Program is to provide a way for employees to realize value from stock option grants that have an exercise price that is currently significantly higher than the Company’s current stock price.

This Exchange Program, which is being offered on a one-time basis and is open only for a limited time, allows eligible employees to exchange certain stock option grants for RSUs. Unlike stock options, RSUs have value that you can realize upon vesting regardless of whether the Company’s stock price increases or decreases in the future. To participate in the Exchange Program, you must follow the directions on the enclosed Election Form.

Important information regarding the Exchange Program is included in the Offer to Exchange. You are urged to read the Offer to Exchange carefully before making any decision as to whether to participate in the Exchange Program.

If you choose to participate, you must make your election by 6:00 p.m. EDT on June 4, 2010.

Please carefully evaluate our Exchange Program and whether it’s right for you.

Sincerely,

James R. Windmiller
Senior Vice President